UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Innovex International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

457651107

(CUSIP Number)

W. Patrick Connelly

Amberjack Capital Partners, L.P.

1021 Main Street, Suite 1100

Houston, Texas 77002

W. Robert Shearer

Bryan D. Flannery

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, Texas 77002

(713) 220-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2024

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Amberjack Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,773,618
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,773,618
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,773,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 32.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Innovex Co-Invest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,083,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,083,965
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,083,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 7.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Innovex Co-Invest Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,204,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,204,903
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,364
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,039,364
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital Fund II-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 515
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 515
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) Less than 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,457
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Amberjack Capital GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,773,618
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,773,618
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,773,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 32.7%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Innovex Co-Invest Fund II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,083,965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,083,965
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,083,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 7.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Innovex Co-Invest Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,204,903
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,204,903
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,204,903
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,039,879
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,457
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Amberjack Capital Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,773,618
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,773,618
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,773,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 32.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Innovex Co-Invest Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,288,868
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,288,868
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,288,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 9.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital Associates II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,039,879
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,879
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 1.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Intervale Capital Associates III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 267,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 267,457
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Amberjack Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,369,822
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,369,822
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,369,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 44.1%
14	TYPE OF REPORTING PERSON* PN, IA

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Amberjack Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,369,822
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,369,822
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,369,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 44.1%
14	TYPE OF REPORTING PERSON* OO, HC

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS W. Patrick Connelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,369,822
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,369,822
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,369,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 44.1%
14	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 457651107	13D

1	NAME OF REPORTING PERSONS Jason Turowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,369,822
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,369,822
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,369,822
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 44.1%
14	TYPE OF REPORTING PERSON* IN, HC

Schedule 13D

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of Innovex International, Inc., a Delaware corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 19120 Kenswick Drive, Houston, Texas 77338.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

(i)	Amberjack Capital Fund II, L.P., a Delaware limited partnership (“Amberjack Capital Fund II”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	Innovex Co-Invest Fund II, L.P., a Delaware limited partnership (“Innovex Co-Invest Fund II”), with respect to the Common Stock directly and beneficially owned by it;

(iii)	Innovex Co-Invest Fund, L.P., a Delaware limited partnership (“Innovex Co-Invest Fund”), with respect to the Common Stock directly and beneficially owned by it;

(iv)	Intervale Capital Fund II, L.P., a Delaware limited partnership (“Intervale Capital Fund II”), with respect to the Common Stock directly and beneficially owned by it;

(v)	Intervale Capital Fund II-A, L.P., a Delaware limited partnership (“Intervale Capital Fund II-A”), with respect to the Common Stock directly and beneficially owned by it;

(vi)

Intervale Capital Fund III, L.P., a Delaware limited partnership (“Intervale Capital Fund III” and, together with Amberjack Capital Fund II, Innovex Co-Invest Fund II, Innoves Co-Invest Fund, Intervale Co-Invest Fund, Intervale Capital Fund II and Intervale Capital Fund II-A, each a “Fund” and collectively, the “Funds”), with respect to the Common Stock directly and beneficially owned by it;

(vii)	Amberjack Capital GP II, L.P. (“Amberjack Capital GP II”), as the general partner of Amberjack Capital Fund II;

(viii)	Innovex Co-Invest Fund II GP, L.P. (“Innovex Co-Invest Fund II GP”), as the general partner of Innovex Co-Invest Fund II;

(ix)	Innovex Co-Invest Fund GP, L.P. (“Innovex Co-Invest Fund GP”), as the general partner of Innovex Co-Invest Fund;

(x)	Intervale Capital GP II, L.P. (“Intervale Capital GP II”), as the general partner of Intervale Capital Fund II and Intervale Capital Fund II-A;

(xi)

Intervale Capital GP III, L.P. (“Intervale Capital GP III” and, together with Amberjack Capital GP II, Innovex Co-Invest Fund II GP, Innovex Co-Invest Fund GP and Intervale Capital GP II, each a “General Partner” and collectively the “General Partners”), as the general partner of Intervale Capital Fund III;

(xii)	Amberjack Capital Associates II, LLC (“Amberjack Capital Associates II”), as the general partner of Amberjack Capital GP II;

(xiii)	Innovex Co-Invest Associates, LLC (“Innovex Co-Invest Associates”), as the general partner of Innovex Co-Invest Fund II GP and Innovex Co-Invest Fund GP;

(xiv)	Intervale Capital Associates II, LLC (“Intervale Capital Associates II”), as the general partner of Intervale Capital GP II;

(xv)

Intervale Capital Associates III, LLC (“Intervale Capital Associates III” and, together with Amberjack Capital Associates II, Innovex Co-Invest Associates and Intervale Capital Associates II, each a “Mid-Tier Entity” and collectively the “Mid-Tier Entities”), as the general partner of Intervale Capital GP III;

(xvi)

Amberjack Capital Partners, L.P. (“Amberjack Capital Partners”), as the Investment Advisor of Amberjack Capital Fund II, Innovex Co-Invest Fund II, Innovex Co-Invest Fund, Intervale Capital Fund II, Intervale Capital Fund II-A and Intervale Capital Fund III;

(xvii)	Amberjack Management, LLC (“Amberjack Management”), as the general partner of Amberjack Capital Partners;

(xviii)

W. Patrick Connelly, as a co-managing partner of Amberjack Management and a member of Amberjack Capital Associates II, Innovex Co-Invest Associates, Intervale Capital Associates II, and Intervale Capital Associates III; and

(xiv)

Jason Turowsky, as a co-managing partner of Amberjack Management and a member of Amberjack Capital Associates II, Innovex Co-Invest Associates, Intervale Capital Associates II, and Intervale Capital Associates III.

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is 1021 Main Street, Suite 1100, Houston, Texas 77002.

(c) The Funds are primarily engaged in the business of investing. Amberjack Capital Partners acts as an investment adviser to the Funds and other clients. Amberjack Management is the general partner of Amberjack Capital Partners. Messrs. Patrick Connelly and Jason Turowsky are the co-managing partners of Amberjack Management. The General Partners are in the business of acting as general partners of the respective Funds. Amberjack Capital GP II is the general partner of Amberjack Capital Fund II. Innovex Co-Invest Fund II GP is the general partner of Innovex Co-Invest Fund II. Innovex Co-Invest Fund GP is the general partner of Innovex Co-Invest Fund. Intervale Capital GP II is the general partner of Intervale Capital Fund II. Intervale Capital GP II is the general partner of Intervale Capital Fund II-A. Intervale Capital GP III is the general partner of Intervale Capital Fund III. The Mid-Tier Entities are in the business of acting as holding companies for the General Partners. Amberjack Capital Associates II is the general partner of Amberjack Capital GP II. Innovex Co-Invest Associates is the general partner of Innovex Co-Invest Fund II GP. Innovex Co-Invest Associates is the general partner of Innovex Co-Invest Fund GP. Intervale Capital Associates II is the general partner of Intervale Capital GP II. Intervale Capital Associates II is the general partner of Intervale Capital GP II. Intervale Capital Associates III is the general partner of Intervale Capital GP III.

(d) and (e) During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

(i) Amberjack Capital Fund II, L.P. – Delaware

(ii) Innovex Co-Invest Fund II, L.P. – Delaware

(iii) Innovex Co-Invest Fund, L.P. – Delaware

(iv) Intervale Capital Fund II, L.P. – Delaware

(v) Intervale Capital Fund II-A, L.P. – Delaware

(vi) Intervale Capital Fund III, L.P. – Delaware

(vii) Amberjack Capital GP II, L.P. – Delaware

(viii) Innovex Co-Invest Fund II GP, L.P. – Delaware

(ix) Innovex Co-Invest Fund GP, L.P. – Delaware

(x) Intervale Capital GP II, L.P. – Delaware

(xi) Intervale Capital GP III, L.P. – Delaware

(xii) Amberjack Capital Associates II, LLC – Delaware

(xiii) Innovex Co-Invest Associates, LLC – Delaware

(xiv) Intervale Capital Associates II, LLC – Delaware

(xv) Intervale Capital Associates III, LLC – Delaware

(xvi) Amberjack Capital Partners – Delaware

(xvii) Amberjack Management, LLC – Delaware

(xviii) W. Patrick Connelly – United States

(xiv) Jason Turowsky – United States

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 4 is hereby incorporated by reference. The Funds used their working capital to acquire the securities converted into shares of Common Stock and such acquisition was not financed.

Item 4.	Purpose of Transaction

On September 6, 2024 (the “Closing Date”), the Issuer consummated the business combination pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement,” and such business combination, together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”) with Innovex Downhole Solutions, Inc. (“Innovex Downhole”). Pursuant to the terms of the Merger Agreement, (i) Ironman Merger Sub,

Inc., a direct wholly owned subsidiary of the Issuer (“Merger Sub Inc.”), merged with and into Innovex Downhole, with Innovex Downhole continuing as the surviving company (the “First Merger”), and (ii) immediately following the First Merger, Innovex Downhole merged with and into DQ Merger Sub, LLC, a direct wholly owned subsidiary of the Issuer (“Merger Sub LLC”), with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of the Issuer (the “Second Merger,” and, together with the First Merger, the “Mergers”). Pursuant to the Business Combination, the Funds acquired 29,369,822 shares of Common Stock upon conversion of shares of the Issuer.

Pursuant to the Merger Agreement, five persons associated with Innovex Downhole, including Patrick Connelly and Jason Turowsky, became directors of the Issuer as of the effective time of the Mergers (the “Effective Time”).

Stockholders Agreement

On September 6, 2024, the Issuer, Amberjack Capital Partners and the Funds entered into a Stockholders Agreement (the “Stockholders Agreement”). It provides, among other things, that as of the Effective Time:

•

Amberjack will have the right, but not the obligation, to designate for nomination by the Issuer to the board of directors of the Issuer (the “Board”) a number of designees (each, an “Amberjack Designee” and collectively, the “Amberjack Designees”) equal to: (i) four directors, so long as the Funds and their permitted transferees (collectively the “Stockholders”) collectively beneficially own 40% or more of the number of shares of Company outstanding as of the Effective Time; (ii) three directors, in the event that the Stockholders collectively beneficially own less than 40% but at least 30% of the number of shares of Common Stock outstanding as of the Effective Time; (iii) two directors in the event that the Stockholders collectively beneficially own less than 30% but at least 20% of the number of shares of the Common Stock outstanding as of the Effective Time; and (iv) one director in the event that the Stockholders collectively beneficially own less than 20% but at least 10% of the number of shares of the Common Stock outstanding as of the Effective Time, with a specified number of Amberjack Designees being independent or not being employees of Amberjack Capital Partners;

•

for so long as Amberjack Capital Partners has the right to designate at least one Amberjack Designee to the Board, the Issuer has agreed to take all necessary action, and, if applicable, Amberjack Capital Partners, the Stockholders agree to vote their respective shares, to cause the election of the person who is then serving as the Chief Executive Officer of the Issuer (the “CEO Director”) and each Amberjack Designee to the Board;

•

the Board will be divided into three classes of directors, with each class serving staggered three-year terms in accordance with the certificate of incorporation of the Issuer and, unless otherwise requested by Amberjack, each Amberjack Designee, if any, will be assigned (or continue to be assigned) to the classes specified in the Merger Agreement;

•

during the period from and after the closing date of the Mergers until the date that Amberjack Capital Partners ceases to have the right to nominate any designees to the Board pursuant to the Stockholders Agreement (the “Standstill Period”) and subject to certain exceptions, Amberjack Capital Partners will have the right to request that a representative of Amberjack Capital Partners attend meetings of the Board (and any committee of which an Amberjack Designee is a member, to the extent consistent with applicable law) from time to time;

•

until the end of the Standstill Period and subject to certain exceptions, the Issuer will provide Amberjack Capital Partners or its authorized representatives, at reasonable times and upon reasonable prior notice to the Issuer, with (i) reasonable access to the books and records of the Issuer or any of its material subsidiaries and (ii) the right to discuss the Issuer’s or its material subsidiaries’ affairs, finances and condition with its and their officers;

•

during the Standstill Period and subject to certain exceptions, the Stockholders and each of their respective affiliates will be subject to certain restrictions relating to (i) the acquisition of additional shares of Common Stock, (ii) the solicitation of proxies with respect to voting of any voting equity securities of the Issuer in a manner inconsistent with the board’s recommendation, (iii) the deposit of any voting equity securities into a voting trust or subjecting those securities to any voting agreement, pooling arrangement or similar arrangement, or the grant of any proxy with respect to those securities, (iv) actions to change management of the Issuer or the Board other than pursuant to the provisions of the Stockholders Agreement, (v) actions regarding any merger, consolidation, business combination, tender or exchange offer, restructuring, recapitalization or other extraordinary transaction of or involving the Issuer or any of its subsidiaries or their securities or assets, or (vi) actions that would reasonably be expected to cause or require the Issuer to make a public announcement regarding any actions prohibited by the Stockholders Agreement;

•

during the Standstill Period, the Stockholders will cause all Voting Securities then owned by the Stockholders to be present, in person or by proxy, at any meeting of the stockholders of the Issuer occurring at which an election of directors is to be held, so that all such Voting Securities will be counted for the purpose of determining the presence of a quorum at such meeting; and

•

during a period of 180 days from the closing date of the Merger, the Stockholders will be subject to certain transfer restrictions on the Stockholder Shares (as defined in the Stockholders Agreement) without the prior written consent of the Issuer and after such lockup period, depending on manner of sale, certain other restrictions on sales to competitors or sales to holders of 5% or more of the voting power of the outstanding Common Stock.

The foregoing description of the Stockholders Agreement is qualified in its entirety by the full text of the Stockholders Agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

Registration Rights Agreement

On September 6, 2024, the Issuer and the Funds entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer agreed to provide for the registration and resale of certain shares of Common Stock that are held by the Funds from time to time.

Pursuant to the Registration Rights Agreement, any of the Funds will have the right to require the Issuer, at any time after 180 days from the Closing Date, and subject to certain limitations, to prepare and file a registration statement registering the offer and sale of their shares of Common Stock. Subject to certain exceptions, the Issuer will not be obligated to effect a demand registration if a then-effective registration statement is available for use or to effect such a demand registration or an underwritten offering within 90 days after the closing of any requested underwritten offering of shares of Common Stock, unless certain requirements are met. In addition, as promptly as reasonably practicable, but in no event later than 10 business days after the date the Registration Rights Agreement is executed, the Issuer will be required to prepare and file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement on Form S-3 (which shall be automatic shelf registration statement, if available) to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the Registration Rights Agreement.

The Registration Rights Agreement also generally obligates the Issuer to cooperate with the Funds in effecting the disposition of their shares of Common Stock by such methods as the Funds may request, including through underwritten offerings and block trades.

The Registration Rights Agreement includes provisions, subject to certain exceptions, that if at any time the Issuer proposes to register an offering of Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer would be required to notify the Funds and allow them to include a specified number of their shares of Common Stock in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, and the Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether or not any registrable securities are sold pursuant to a registration statement. The Registration Rights Agreement will also require the Issuer to indemnify each of the Funds against certain liabilities under the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, which is filed as Exhibit 99.4 hereto and incorporated herein by reference.

Indemnification Agreements

On September 6, 2024, the Issuer entered into indemnification agreements with each of its directors (the “Indemnification Agreements”). The Indemnification Agreements, among other things, require the Issuer to indemnify these individuals to the fullest extent permitted by Delaware law, including for certain expenses (including attorneys’ fees) actually and reasonably incurred by such person in any action or proceeding, including any action by or in the Issuer’s right, on account of any services undertaken by such person on behalf of the Issuer or that person’s status as a member of the Board.

The foregoing description of the Indemnification Agreements is qualified in its entirety by the full text of the form of Indemnification Agreement, which is filed as Exhibit 99.5 hereto and incorporated herein by reference.

The Reporting Persons will discuss with management of the Issuer, the Board and potentially other stockholders, regarding the business and corporate structure of the Issuer and making proposals and discussing other matters in (a) through (j) through representation on the Board and otherwise. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may, subject to the restrictions in the Stockholder’s Agreement, acquire additional securities of the Issuer or may determine to sell or otherwise dispose of all or some of the Issuer’s securities. Such actions will depend upon a variety of factors, including, without limitation, the financial condition, results of operations and prospects of the Issuer, current and anticipated future trading prices, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 66,636,196 shares of Common Stock of the Issuer outstanding as of September 6, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2024 and the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2024.

As described in Item 4, the Reporting Persons may be deemed the beneficial owner of the following:

A.	Amberjack Capital Fund II

(a)	As of the date hereof, Amberjack Capital Fund II beneficially owns 21,773,618 shares of Common Stock.

Percentage: 32.7%

(b)

1. Sole power to vote or direct vote: 21,773,618

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 21,773,618

4. Shared power to dispose or direct the disposition: 0

B.	Innovex Co-Invest Fund II

	(a)	As of the date hereof, Innovex Co-Invest Fund II beneficially owns 5,083,965 shares of Common Stock.

Percentage: 7.6%

(b)

1. Sole power to vote or direct vote: 5,083,965

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 5,083,965

4. Shared power to dispose or direct the disposition: 0

C.	Innovex Co-Invest Fund

	(a)	As of the date hereof, Innovex Co-Invest Fund beneficially owns 1,204,903 shares of Common Stock.

Percentage: 1.8%

(b)

1. Sole power to vote or direct vote: 1,204,903

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,204,903

4. Shared power to dispose or direct the disposition: 0

D.	Intervale Capital Fund II

	(a)	As of the date hereof, Intervale Capital Fund II beneficially owns 1,039,364 shares of Common Stock.

Percentage: 1.6%

(b)

1. Sole power to vote or direct vote: 1,039,364

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,039,364

4. Shared power to dispose or direct the disposition: 0

E.	Intervale Capital Fund II-A

	(a)	As of the date hereof, Intervale Capital Fund II-A beneficially owns 515 shares of Common Stock.

Percentage: less than 1%

	(b)	1. Sole power to vote or direct vote: 515 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 515 4. Shared power to dispose or direct the disposition: 0

F.	Intervale Capital Fund III

	(a)	As of the date hereof, Intervale Capital Fund III beneficially owns 267,457 shares of Common Stock.

Percentage: 0.4%

(b)

1. Sole power to vote or direct vote: 267,457

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 267,457

4. Shared power to dispose or direct the disposition: 0

G.	Amberjack Capital GP II

	(a)	Amberjack Capital GP II, as the general partner of Amberjack Capital Fund II, may be deemed the beneficial owner of the 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II.

Percentage: 32.7%

(b)

1. Sole power to vote or direct vote: 21,773,618

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 21,773,618

4. Shared power to dispose or direct the disposition: 0

H.	Innovex Co-Invest Fund II GP

	(a)	Innovex Co-Invest Fund II GP, as the general partner of Innovex Co-Invest Fund II, may be deemed the beneficial owner of the 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II.

Percentage: 7.6%

(b)

1. Sole power to vote or direct vote: 5,083,965

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 5,083,965

4. Shared power to dispose or direct the disposition: 0

I.	Innovex Co-Invest Fund GP

	(a)	Innovex Co-Invest Fund GP, as the general partner of Innovex Co-Invest Fund, may be deemed the beneficial owner of the 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund.

Percentage: 1.8%

(b)

1. Sole power to vote or direct vote: 1,204,903

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,204,903

4. Shared power to dispose or direct the disposition: 0

J.	Intervale Capital GP II

	(a)	Intervale Capital GP II, as the general partner of Intervale Capital Fund II and Intervale Capital Fund II-A, may be deemed the beneficial owner of 1,039,879 shares of Common Stock, comprised of the (i) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II and (ii) 515 shares of Common Stock owned by Intervale Capital Fund II-A.

Percentage: 1.6%

(b)

1. Sole power to vote or direct vote: 1,039,364

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,039,364

4. Shared power to dispose or direct the disposition: 0

K.	Intervale Capital GP III

	(a)	Intervale Capital GP III, as the general partner of Intervale Capital Fund III, may be deemed the beneficial owner of the 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 0.4%

(b)

1. Sole power to vote or direct vote: 267,457

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 267,457

4. Shared power to dispose or direct the disposition: 0

L.	Amberjack Capital Associates II

	(a)	Amberjack Capital Associates II, as the general partner of Amberjack Capital GP II, may be deemed the beneficial owner of the 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II.

Percentage: 32.7%

(b)

1. Sole power to vote or direct vote: 21,773,618

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 21,773,618

4. Shared power to dispose or direct the disposition: 0

M.	Innovex Co-Invest Associates

	(a)	Innovex Co-Invest Associates, as the general partner of Innovex Co-Invest Fund II GP and Innovex Co-Invest Fund GP, may be deemed the beneficial owner of 6,288,868 shares of Common Stock, comprised of the (i) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II and (ii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund.

Percentage: 9.4%

(b)

1. Sole power to vote or direct vote: 6,288,868

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,288,868

4. Shared power to dispose or direct the disposition: 0

N.	Intervale Capital Associates II

	(a)	Intervale Capital Associates II, as the general partner of Intervale Capital GP II, may be deemed the beneficial owner of 1,039,879 shares of Common Stock, comprised of the (i) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II and (ii) 515 shares of Common Stock owned by Intervale Capital Fund II-A.

Percentage: 1.6%

(b)

1. Sole power to vote or direct vote: 1,039,879

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,039,879

4. Shared power to dispose or direct the disposition: 0

O.	Intervale Capital Associates III

	(a)	Intervale Capital Associates III, as the general partner of Intervale Capital GP III, may be deemed the beneficial owner of the 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 0.4%

(b)

1. Sole power to vote or direct vote: 267,457

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 267,457

4. Shared power to dispose or direct the disposition: 0

P.	Amberjack Capital Partners

	(a)	Amberjack Capital Partners, as the sole member of Amberjack Capital Associates II, Innovex Co-Invest Associates, Intervale Capital Associates II, and Intervale Capital Associates III, may be deemed the beneficial owner of 29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II, (v) 515 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 44.1%

(b)

1. Sole power to vote or direct vote: 29,369,822

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 29,369,822

4. Shared power to dispose or direct the disposition: 0

Q.	Amberjack Management

	(a)	Amberjack Management, as the general partner of Amberjack Capital Partners, may be deemed the beneficial owner of 29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II, (v) 515 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 44.1%

(b)

1. Sole power to vote or direct vote: 29,369,822

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 29,369,822

4. Shared power to dispose or direct the disposition: 0

R.	W. Patrick Connelly

	(a)	W. Patrick Connelly, as a co-managing partner of Amberjack Management, may be deemed the beneficial owner of 29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II, (v) 515 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 44.1%

(b)

1. Sole power to vote or direct vote: 29,369,822

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 29,369,822

4. Shared power to dispose or direct the disposition: 0

S.	Jason Turowsky

	(a)	Jason Turowsky, as a co-managing partner of Amberjack Management, may be deemed the beneficial owner of 29,369,822 shares of Common Stock, comprised of the (i) 21,773,618 shares of Common Stock owned by Amberjack Capital Fund II, (ii) 5,083,965 shares of Common Stock owned by Innovex Co-Invest Fund II, (iii) 1,204,903 shares of Common Stock owned by Innovex Co-Invest Fund, (iv) 1,039,364 shares of Common Stock owned by Intervale Capital Fund II, (v) 515 shares of Common Stock owned by Intervale Capital Fund II-A, and (vi) 267,457 shares of Common Stock owned by Intervale Capital Fund III.

Percentage: 44.1%

(b)

1. Sole power to vote or direct vote: 29,369,822

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 29,369,822

4. Shared power to dispose or direct the disposition: 0

(c) The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Funds in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

Exhibit	Description

99.1	Joint Filing Agreement dated September 13, 2024.

99.2	Agreement and Plan of Merger, dated as of March 18, 2024, by and among the Issuer (fka Dril-Quip, Inc.), Ironman Merger Sub, Inc., DQ Merger Sub, LLC and Innovex Downhole Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 18, 2024).

99.3	Stockholders Agreement, dated as of September 6, 2024, by and among Innovex International, Inc., Amberjack Capital Partners, L.P., Intervale Capital Fund II, L.P., Intervale Capital Fund III, L.P., Amberjack Capital Fund II, L.P., Innovex Co-Invest Fund, L.P., Innovex Co-Invest Fund II, L.P. and Intervale Capital Fund II-A, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on September 6, 2024).

99.4	Registration Rights Agreement, dated as of September 6, 2024, by and among Innovex International, Inc., Intervale Capital Fund II, L.P., Intervale Capital Fund III, L.P., Amberjack Capital Fund II, L.P., Innovex Co-Invest Fund, L.P., Innovex Co-Invest Fund II, L.P. and Intervale Capital Fund II-A, L.P (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on September 6, 2024).

99.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on September 6, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 13, 2024

AMBERJACK CAPITAL PARTNERS, L.P.

By:	Amberjack Management, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL FUND II, L.P.

By:	Intervale Capital GP II, L.P.
its general partner

By:	Intervale Capital Associates II, LLC
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL FUND II-A, L.P.

By:	Intervale Capital GP II, L.P.
its general partner

By:	Intervale Capital Associates II, LLC
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL FUND III, L.P.

By:	Intervale Capital GP III, L.P.,
its general partner

By:	Intervale Capital Associates III, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

AMBERJACK CAPITAL FUND II, L.P.

By:	Amberjack Capital II GP, L.P.,
its general partner

By:	Amberjack Capital Associates II, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INNOVEX CO-INVEST FUND, L.P.

By:	Innovex Co-Invest Fund GP, L.P.,
its general partner

By:	Innovex Co-Invest Associates, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INNOVEX CO-INVEST FUND II, L.P.

By:	Innovex Co-Invest Fund II GP, L.P.,
its general partner

By:	Innovex Co-Invest Associates, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

AMBERJACK MANAGEMENT, LLC

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL GP II, L.P.

By:	Intervale Capital Associates II, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL GP III, L.P.

By:	Intervale Capital Associates III, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

Amberjack Capital GP II, L.P.

By:	Amberjack Capital Associates II, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INNOVEX CO-INVEST FUND GP, L.P.

By:	Innovex Co-Invest Associates, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INNOVEX CO-INVEST FUND II GP, L.P.

By:	Innovex Co-Invest Associates, LLC
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INNOVEX CO-INVEST FUND II GP, L.P.

By:	Innovex Co-Invest Associates, LLC,
its general partner

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL ASSOCIATES II, LLC

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INTERVALE CAPITAL ASSOCIATES III, LLC

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

AMBERJACK CAPITAL ASSOCIATES II, LLC,

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

INNOVEX CO-INVEST ASSOCIATES, LLC,

By:	/s/ W. Patrick Connelly
Name:	W. Patrick Connelly
Title:	Partner

W. PATRICK CONNELLY

By:	/s/ W. Patrick Connelly

JASON TUROWSKY

By:	/s/ Jason Turowsky